UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66690 / March 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14730

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
CHINA CONVERGENT CORP., LTD.	:	DEFAULT

      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 2, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China Convergent Corp., Ltd. (China Convergent), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

      The Office of the Secretary has provided evidence that it served the OIP on China Convergent by February 21, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. China Convergent was required to file an Answer within ten days after service. OIP at 2; 17 C.F.R. § 201.220(b).

      On March 6, 2012, China Convergent was ordered to show cause, by March 16, 2012, why the registration of its securities should not be revoked by default.[1] To date, China Convergent has not filed an Answer or otherwise shown cause why it should not be defaulted. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

      China Convergent (CIK No. 1002817) is a foreign private corporation with an official business address in New York, New York. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A on July 19, 2002, for the period ended December 31, 2000. As of September 23, 2011, China Convergent's stock was not publicly quoted or traded.

      Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

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[1] No prehearing conference was held.

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, China Convergent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Convergent.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Convergent Corp., Ltd., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge